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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                                For May 14, 2003

                      Telefonica Holding of Argentina Inc.
                 (Translation of registrant's name into English)

                      Telefonica Holding de Argentina S.A.
                          Avenida Ingeniero Huergo 723
                            (C1107AOT) Buenos Aires,
                         Argentina (Address of Principal
                               Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: [X] Form 40-F: [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: [_] No: [X]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: [_] No: [X]


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: [_] No: [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________




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                                TABLE OF CONTENTS
                                -----------------

Item
----
1. English translation of letter regarding independence of members of administrative and supervisory bodies presented to the Securities and Exchange Commission of Argentina (Comision Nacional de Valores) on May 7, 2003.



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Telefonica Holding de Argentina S.A.
----------------------------------------------------------------------




                                                                          Item 1

                                                     Buenos Aires, May 7th, 2003

To the Chairman of the
Argentine Securities and
Exchange Commission,
Lic. Narciso Munoz

                                                  Re.: Ordinary General Meeting.
                 Compliance with section 4, chapter XXI, Resolution Nbr. 368/01.


Dear Sir,

               As representative of Telefonica Holding de Argentina S.A., domiciled at Tucuman 1, 18th floor, and in compliance with the regulations established in section 4, chapter XXI, of General Resolution Nbr. 368/01 of the Argentine Securities and Exchange Commission (Comision Nacional de Valores), I am listing below the status of the different members of this Corporation's administrative and supervisory bodies, in line with the requirements of the above mentioned regulation.

Board of Directors:
-------------------

Directors:  Jose Maria Alvarez Pallete  (Chairman),  Miguel Angel  Gutierrez
---------
(Vice-Chairman),  Juan Ignacio Lopez  Basavilbaso y Angel Jimenez Hernandez.

Alternate Directors: Juan Carlos Ros Brugueras y Manuel Alfredo Alvarez Tronge.
-------------------

The status of Messrs. Jose Maria Alvarez Pallete (Chairman), Miguel Angel Gutierrez (Vice-Chairman), Juan Ignacio Lopez Basavilbaso, Angel Jimenez Hernandez, Juan Carlos Ros


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Telefonica Holding de Argentina S.A.
----------------------------------------------------------------------




Brugueras y Manuel Alfredo Alvarez Tronge is that of "non independent", according to the definition stated in the above mentioned regulation.

Supervisory Committee
---------------------

Directors: Marcelo Gobbi, Alejandro Lastra y Maria Ester Rubio Lopez.
---------

Alternate Directors: Pablo Llauro, Belen Wagener y Maria Cecilia Maestri.
-------------------

The directors and alternate directors of the Supervisory Committee, are employees of Telefonica de Argentina.

               The above information was provided by each of the motion proposers during the Meeting, previous to the corresponding votes.

                                   Sincerely,

                                   Pablo Llauro

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            TELEFONICA HOLDING DE ARGENTINA S.A


                                            By: /s/  Pablo Llauro
                                                --------------------------------
                                            Name:    Pablo Llauro
                                            Title:   Assistant General Counsel


Date: May 14, 2003